Richard P. Cunningham, Jr. Direct Dial: 804.823.4017 Direct Fax: 804.823.4099 ccunningham@kv-legal.com

January 27, 2014

VIA EDGAR and FedEx Overnight

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Residential Growth REIT, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-11
Filed January 9, 2014
File No. 333-192610

Dear Ms. Gorman and Ms. Aberg:

This letter is submitted on behalf of our client, Bluerock Residential Growth REIT, Inc. (the “Company”), in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in a letter dated January 23, 2014 (the “Comment Letter”) with respect to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-11 (File No. 333-192610) filed with the Commission on January 9, 2014 (the “Registration Statement”). For your convenience, we have reproduced the comment below, followed by our response.

General

1.	Comment: We note your response to comment 2 and your draft legal opinion. In the third paragraph of the “Prospectus Summary” preamble, you state that the disclosure assumes the effectiveness of your Second Articles of Amendment and Restatement. We note that the new share class will be authorized by your Second Articles of Amendment and Restatement. Please advise whether you intend to file as an exhibit to the registration statement prior to its being declared effective your effective Second Articles of Amendment and Restatement. If so, please revise your disclosure as appropriate. If not, please advise how the shares you are seeking to register are duly authorized.

Website: www.kv-legal.com

Richmond Office | 1401 E Cary Street | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

Alexandria Office | 439 North Lee Street | Alexandria, VA 22314 | Phone: 572.527.1300 | Fax: 571.527.1319

Stacie Gorman, Esq.

Kristina Aberg, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 27, 2014

Response: The Company confirms that it will file the effective Second Articles of Amendment and Restatement as an exhibit to the Registration Statement prior to requesting effectiveness of the Registration Statement. Further, the Company hereby undertakes to amend the Registration Statement to remove the Company’s assumption as to the effectiveness of the Second Articles of Amendment and Restatement contained in the “Prospectus Summary” preamble and throughout the prospectus to reflect the actual effectiveness of the Second Articles of Amendment and Restatement as of the effective date of the Registration Statement in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The Company expects to file Amendment No. 2 shortly after it files its Form 10-K for the year ended December 31, 2013, which it anticipates will be mid-February 2014, in order to include financial and statistical information for the year ended 2013.

The Company respectfully believes that the proposed future Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comment. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Richard P. Cunningham, Jr.

Richard P. Cunningham, Jr.

cc:	R. Ramin Kamfar, Bluerock Residential Growth REIT, Inc.
Michael L. Konig, Esq., Bluerock Residential Growth REIT, Inc.
Lori B. Morgan, Esq., Bass, Berry & Sims PLC